SEC 19007868

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

Mail Processing Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-52512

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CAPITAL GROUP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 PONTIAC AVE., SUITE 301
(No. and Street)

CRANSTON (City) RI (State) 02920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BARRY MISBIN 401-943-2210
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDLER & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

144 GOULD STREET (Address) NEEDHAM (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, BARRY MISBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CAPITAL GROUP SECURITIES, INC. of DECEMBER 31, 2018, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lisa Sassi

Notary Public

LISA SASSI
Notary Public, State of Rhode Island
My Commission Expires Nov. 10, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

## Report of Independent Registered Public Accounting Firm

To the Shareholders of
The Capital Group Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of The Capital Group Securities, Inc. as of December 31, 2018, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Capital Group Securities, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of The Capital Group Securities, Inc.'s management. Our responsibility is to express an opinion on The Capital Group Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Capital Group Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplementary Information**

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Capital Group Securities, Inc.'s financial statements. The supplementary information is the responsibility of The Capital Group Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Sec 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Capital Group Securities, Inc.'s auditor since 2015.

Needham, Massachusetts

February 27, 2019

**THE CAPITAL GROUP SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2018**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 85,016 |
| Commissions receivable | | 138,396 |
| **Total assets** | $ | 223,412 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities:** | | |
| Accounts payable | $ | 5,400 |
| **Total liabilities** | | 5,400 |
| **Stockholders' Equity:** | | |
| Common stock, no par value, authorized 2,000 shares, issued and outstanding, 100 shares | | 50,000 |
| Additional paid-in capital | | 52,000 |
| Retained earnings | | 116,012 |
| **Total stockholders' equity** | | 218,012 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 223,412 |

The accompanying notes are an intergral part of the financial statement.

# THE CAPITAL GROUP SECURITIES, INC.
## STATEMENT OF OPERATIONS
### For the Year Ended December 31, 2018

| | |
|---|---|
| **Revenue:** | |
| Commission income | $ 922,962 |
| **Expenses:** | |
| Compensation | 570,000 |
| Administrative and occupancy | 180,000 |
| Professional fees | 5,400 |
| Licenses and permits | 3,537 |
| Other expenses | 4,327 |
| **Total expenses** | 763,264 |
| **Income from operations** | 159,698 |
| **Other income:** | |
| Miscellaneous income | 3,000 |
| Interest income | 11 |
| **Total other income** | 3,011 |
| **Net income** | $ 162,709 |

The accompanying notes are an integral part of the financial statements.

**THE CAPITAL GROUP SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**For the Year Ended December 31, 2018**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at December 31, 2017 | 100 | $ 50,000 | $ 52,000 | $ 103,303 | $ 205,303 |
| Net income | - | - | - | 162,709 | 162,709 |
| Stockholder distributions | - | - | - | (150,000) | (150,000) |
| Balance at December 31, 2018 | 100 | $ 50,000 | $ 52,000 | $ 116,012 | $ 218,012 |

The accompanying notes are an integral part of the financial statements.

THE CAPITAL GROUP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

| | | |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | $ | 162,709 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in commissions receivable | | 10,980 |
| Increase in accounts payable | | 2,500 |
| **Net Cash Provided By Operating Activities** | | 176,189 |
| **Cash Flows From Financing Activities-** | | |
| Distributions to stockholders | | (150,000) |
| **Net Increase In Cash and Cash Equivalents** | | 26,189 |
| Cash and cash equivalents, beginning of year | | 58,827 |
| Cash and cash equivalents, end of year | $ | 85,016 |

The accompanying notes are an integral part of the financial statements.

## Note 1: Summary of Significant Accounting Policies

**Nature of Operations** – The Capital Group Securities, Inc. ("the Company"), was incorporated in the state of Rhode Island in 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, and provides various trading and brokerage services.

**Basis of Accounting** - The Company's financial statements are prepared on the accrual basis and on the basis of accounting principles that are generally accepted in the United States of America.

**Revenue Recognition** - New revenue recognition guidance in ASC Topic 606, Revenue from Contracts with Customers, became effective for the Company in 2018. Management has reviewed the guidance in ASC Topic 606 and has determined that no change in the Company's existing revenue recognition policies was required.

**Commissions** - The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to/from the customer.

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

**Cash and Cash Equivalents** - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

## Note 1: Summary of Significant Accounting Policies (Continued)

**Use of Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**Income Taxes** – The Company has elected to be treated as an S-Corporation for income tax purposes. As an S-Corporation, the Company does not pay income taxes on its taxable income. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by the stockholders on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes. The Company files United States and state information tax returns and reports to the stockholders their allocable shares of the Company's income and deductions.

## Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $79,616, which was $74,616 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

## Note 3: Related Party Transaction

The Company has an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. For the year ended December 31, 2018 the Company incurred a total of $180,000 in such fees which is reported as administrative and occupancy expense on the statement of operations. In addition, the Company has agreed to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the year ended December 31, 2018, total compensation including bonuses totaled $570,000.

The stockholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company.

The Capital Group Financial Advisors, Inc. pays rent to one of the stockholder's family members.

**Note 4: Concentrations of Credit and Economic Risk**

The Company is engaged in various trading and brokerage activities whose counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash in bank accounts. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

**Note 5: Subsequent Events**

Management has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued. No subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

# SUPPLEMENTARY INFORMATION

THE CAPITAL GROUP SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2018

| | |
|---|---|
| **Net Capital** | |
| **Total Stockholders' Equity** | $ 218,012 |
| Deductions and/or charges | |
| Non allowable assets | |
| Commissions receivable | (138,396) |
| **Net Capital** | $ 79,616 |
| **Aggregate Indebtedness:** | |
| Items included in statement of financial condition: | |
| Accounts payable | $ 5,400 |
| **Total Aggregate Indebtedness** | $ 5,400 |
| **Computation of Basic Net Capital Requirements** | |
| Minimum net capital required | $ 5,000 |
| Net capital in excess of requirement | $ 74,616 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital | $73,616 |
| Ratio of aggregate indebtedness to net capital | 0.07 to 1 |
| Reconciliation with the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018: | |
| Net capital, as reported in the Company's unaudited Form X-17A-5, Part IIA filing | $ 79,616 |
| Net audit adjustments | - |
| Net capital per above | $ 79,616 |

There were no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2018.

The accompanying notes are an integral part of the financial statements.

## The Capital Group Securities, Inc.

## Exemption Report

December 31, 2018

**The Capital Group Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)
>
> The Company met the identified exemption provision throughout the most recent fiscal year without exception.

**The Capital Group Securities, Inc.**

I, Barry Misbin, swear (or affirm) that, to my best knowledge and belief, the Exemption Report is true and correct.

By: ____________________ President

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

## Report of Independent Registered Public Accounting Firm

To the Shareholders of
The Capital Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Capital Group Securities, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which The Capital Group Securities, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) The Capital Group Securities, Inc. stated that The Capital Group Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Capital Group Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Capital Group Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company PC

Needham, Massachusetts
February 27, 2019

# THE CAPITAL GROUP SECURITIES, INC.

## SUPPLEMENTARY SIPC REPORT

## DECEMBER 31, 2018

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of
The Capital Group Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Capital Group Securities, Inc. and the (SIPC), solely to assist you and SIPC in evaluating The Capital Group Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Capital Group Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, SIPC-7 reported revenues higher by $173.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Capital Group Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 27, 2019

**THE CAPITAL GROUP SECURITIES, INC.**
**SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS**
**YEAR ENDED DECEMBER 31, 2018**

| | Date Paid or Filed | Payments Made | Annual Assessment Per Report |
|---|---|---|---|
| SIPC-6 general assessment for the first half of the year ended December 31, 2018 | N/A | $ - | $ - |
| SIPC-7 general assessment for the fiscal year ended December 31, 2018 | N/A | - | - |
| | | $ - | $ - |

Name of collection agent: Financial Industry Regulatory Authority